EXHIBIT 2.1

     PURCHASE AGREEMENT

between

FIRST FINANCIAL BANCSHARES, INC.

and

ENTERPRISE FINANCIAL SERVICES CORP

TABLE OF CONTENTS

ARTICLE 1 PURCHASE OF BANK STOCK		1

1.1	Sale and Purchase of Bank Stock	1
1.2	Bank Stock Consideration	1
1.3	Purchase Consideration Adjustment	1
1.4	Real Estate	2
1.5	Closing	2
1.6	Intentionally Omitted	3
1.7	Due Diligence	3
1.8	Bank Dividends and Distributions	3
1.9	Tax Considerations	3
1.10	VFW Loan	4
1.11	Seller’s Non Compete Agreement	4

ARTICLE II DEFINITIONS		5

2.1	Allowance for Loan and Lease Losses (ALLL)	5
2.2	Bank	5
2.3	Bank Capital	5
2.4	Bank Holding Company Act (BHC Act)	5
2.5	Bank Stock	5
2.6	Closing Date	5
2.7	Material Adverse Effect	6
2.8	Property	6
2.9	Interpretation	6

ARTICLE III REPRESENTATIONS AND WARRANTIES OF BUYER		6

3.1	Organization and Authority	6
3.2	Valid and Binding Agreement; No Violation	6
3.3	Governmental Regulation	7
3.4	Brokers	7
3.5	Securities Law Matters	7

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER		7

4.1	Organization and Good Standing	7
4.2	Valid and Binding Agreement; Non-Contravention	8
4.3	Capitalization; Ownership	8

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4.4	Government Regulation; Environmental	9
4.5	Litigation	9
4.6	Title to Assets	9
4.7	Undisclosed Liabilities	10
4.8	Taxes	10
4.9	Material Contracts	10
4.10	Conduct	11
4.11	Income Taxes	12
4.12	Employee Benefit Plans	12
4.13	Information Supplied	12
4.14	Defaults	12
4.15	Brokers	13

ARTICLE V COVENANTS OF SELLER		13

5.1	Conduct of Business until Closing Date	13
5.2	Regulatory Approvals	14

ARTICLE VI COVENANTS OF BUYER		14

6.1	Regulatory Approvals	14
6.2	Confidentiality	15
6.3	Information	15

ARTICLE VII CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER		15

7.1	Representations, Warranties and Covenants	15
7.2	Adverse Changes	15
7.3	Regulatory Authority Approvals and Stock Issue	16
7.4	Litigation	16
7.5	Resignations	16
7.6	Great American Bank Intellectual Properties	16
7.7	FifthThird Agreement	16
7.8	FHLB Loans	16

ARTICLE VIII CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER		17

8.1	Representations, Warranties and Covenants	17
8.2	Regulatory Authority Approvals	17
8.3	Litigation	17
8.4	Severance Payments	17

ARTICLE IX REMEDIES; POST CLOSING INDEMNIFICATION		17

9.1	Remedies	17
9.2	Seller Indemnification	18
9.3	Buyer Indemnification	18

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9.4	Limitations	19
9.5	Third Party Claims	19

ARTICLE X TERMINATION OF AGREEMENT		20

10.1	Basis for Termination	20
10.2	Extension; Waiver	21

ARTICLE XI MISCELLANEOUS		21

11.1	Parties in Interest	21
11.2	Entire Agreement, Amendments	21
11.3	Notices	21
11.4	Law Governing	22
11.5	Further Acts	22
11.6	Assignment	22

iii

EXHIBIT 2.1

STOCK PURCHASE AGREEMENT

     This Stock Purchase Agreement (Agreement) is effective as of February 5, 2008, by and between First Financial Bancshares, Inc., a Kansas corporation, (Buyer), and Enterprise Financial Services Corp, a Delaware corporation, (Seller).

W I T N E S S E T H:

     WHEREAS, Seller is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended, and owner of all of the issued and outstanding shares of common stock (the Bank Stock) of the Great American Bank of De Soto, Kansas (the Bank); and

     WHEREAS, Seller desires to sell all of the Bank Stock to Buyer for the consideration and upon the terms and subject to the conditions set forth in this Agreement; and

     WHEREAS, Buyer desires to purchase from Seller all of the Bank Stock for the consideration and upon the terms and subject to the conditions set forth in this Agreement; and

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereby agree as follows:

ARTICLE I

PURCHASE OF BANK STOCK

     1.1 Sale and Purchase of Bank Stock. Seller agrees to sell, transfer and deliver the Bank Stock to Buyer, and Buyer agrees to purchase, acquire and accept the Bank Stock from Seller, all upon the terms and subject to the conditions set forth in this Agreement.

     1.2 Bank Stock Consideration. The purchase price for the Bank Stock shall be $6,500,000, or such lesser amount as adjusted by the Purchase Consideration Adjustment procedures as set forth below in Section 1.3 below.

     1.3 Purchase Consideration Adjustment. The purchase price shall be reduced by the amount, if any (the Purchase Consideration Adjustment) that: 2.6 times the amount that Bank Capital at Closing is less than $2,500,000; and 2.6 times the amount that the Allowance for Loan and Lease Losses (ALLL) is less than 1% of the Bank’s loan balance at Closing.

     1.4 Real Estate. The Bank owns land (the Property) located at the site of the Bank at 33050 W. 83rd St. in De Soto, Kansas 66018 in Johnson County, Kansas, and real estate improvements, a bank building, banking furniture, fixtures and equipment and other property located on the Property. For purposes of computing the Bank Capital, the Property shall be assigned an amount equal to $1,545,931.13 less normal and customary depreciation through Closing. Seller will provide the Buyer with true and correct copies of all existing title policies related to the Property. As part of its due diligence, the Buyer may obtain, at its cost, a preliminary title report from the Seller’s title company or another title company with respect to the Property. If Buyer objects to any encumbrance in such title report, it may notify the Seller of such objections on or before February 28, 2008. If Buyer delivers such notice, the Seller shall have 10 business days after its receipt of such notice from Buyer to inform the Buyer that Seller wishes to terminate this Agreement or that Seller will cause such encumbrances to be removed or cured.

     1.5 Closing.

     (a) Regulatory Filing Requirements. Buyer shall file regulatory applications requesting approval for acquisition of the Bank with all required bank regulatory agencies needed to transfer the Bank from the Seller to the Buyer which may include: the Federal Deposit Insurance Corporation; the Kansas Office of the State Bank Commissioner; Board of Governors of the Federal Reserve; and Missouri Division of Finance (collectively, the Regulatory Applications), on or before 30 days after the last party has signed this Agreement. If the Regulatory Applications are not filed on or before March 31, 2008, Seller may rescind and void this Agreement with no further obligations being due Buyer from Seller under this Agreement. The Regulatory Applications are considered to have been timely filed when it is filed with the Federal Reserve Board of the Kansas City region, since Buyer believes that regulatory agency will be the primary regulator. Any other applications to the FDIC, Kansas or Missouri, or copies of the Federal Reserve application will be submitted within a reasonable time after the Federal Reserve application has been submitted. To the extent permitted by law, and except for the acquisition of the Claycomo branch by the Seller, as contemplated by this Agreement, the Seller has agreed to cooperate and not take any actions to delay or deny the Buyer from requesting approval of authority to exercise Missouri branching rights from the Missouri Division of Finance.

     (b) Final Closing. The parties intend to close the transaction as soon as practicable after receipt of all required regulatory approvals, and in no event later than July 31, 2008, unless the parties agree to extend that date. If the required regulatory approvals have not been obtained by July 31, 2008 and Buyer has used best efforts to obtain such approvals (including filing the Regulatory Applications on or before March 31, 2008, responding in a timely fashion to all regulatory requests for additional information, and complying with all provisions of Section 1.5(a)), the parties agree to close the transaction as soon as practicable after receipt of all required regulatory approvals, and in no event later than September 30, 2008.

     1.6 Intentionally Omitted.

     1.7 Due Diligence. The Buyer has conducted its initial due diligence, but may conduct additional due diligence, on reasonable advance notice to Seller, between the final execution of this Agreement and the Closing in order to confirm that the assets, deposits, total capital and other accounts are in existence and at the levels and amounts contemplated by this Agreement, or within reasonable variances, for 45 days after the date of this Agreement. In no event, as part of such diligence or otherwise, shall Buyer or its employees, officers, directors, agents or affiliates contact any Bank customer, supplier or employee without the Seller’s prior written consent.

     1.8 Bank Dividends and Distributions. The Bank may make dividends and distributions as long as the Purchase Consideration Adjustment required under Section 1.3 is made at Closing.

     1.9 Tax Considerations. The Buyer and Seller agree that the Buyer will structure this transaction as a Section 338(h)(10) election whereby the stock purchase is treated as an asset purchase for purposes of the Internal Revenue Code. In that regard, Seller agrees to use its best efforts to cooperate in signing or executing any elections necessary to enable Buyer to make such Section 338(h)(10) election, or to have the benefit of same due to Seller’s execution of said election. The parties will use their best efforts to agree upon the allocation of the purchase price under Section 338 and the related regulations for all federal income tax purposes, provided that if the parties cannot so agree within 30 days after the Closing Date, each shall be free to determine its own allocation and neither shall be bound by any partial or preceding agreement. The Seller will assist in the preparation of the final income tax return or short period return of the Bank provided that Buyer provides access to all information and records necessary for such return. Seller will pay or accrue all taxes attributable to the period ending on the Closing Date and all prior taxable year ends. The Seller and Buyer will cooperate in making the Section 338(h)(10) election on the short period return or any other tax return wherein the Section 338(h)(10) election in properly made. If they have agreed on the allocation of the purchase price, all such tax returns shall be made in accordance with such allocation and neither shall take any position inconsistent with such allocation.

     1.10 VFW Loans. The Seller has agreed to cause a bank or other qualified lender of its parent corporation or other affiliates to purchase a 75% participation in the two VFW Loans (loan numbers 4019224 and 4132365) included as part of the $3,500,000 in total loans of the Bank.

     1.11 Seller’s Non Compete Agreement.

     (a) Opening of Financial Institutions. Seller and Seller’s subsidiaries are prohibited from opening or operating, directly or indirectly, financial institutions or branches within a 3.5-mile radius of the current Bank location in De Soto, Kansas after the execution of this Agreement and for a period of 5 years from the Closing. Financial institutions and branches shall also be defined to include cash machines, automated teller machines and loan production offices or similar operations or facilities.

     (b) Non-Solicitation. From the execution of this Agreement and through 5 years following the Closing, Seller and Seller’s subsidiaries will not directly or indirectly through another business or person, solicit, entice away, or otherwise knowingly interfere with any employee, customer, vendor, supplier or other similar business relation, or, to Seller’s knowledge, a prospective vendor, prospective customer or other prospective business relation of Buyer or the Bank.

     (c) Employee Affiliates. To the extent required by existing agreements with the Seller or Seller’s subsidiaries, Seller’s affiliates and stockholders owning more than 5% of Seller’s stock, and executive officers and directors, or family members of any such persons, working for such entities, including the Seller’s subsidiaries and affiliates will be bound by the provisions of Sections 1.11(a) and (b).

ARTICLE II

DEFINITIONS

     2.1 Allowance for Loan and Lease Losses (ALLL). The ALLL shall be defined as that term is defined for banks by FDIC rules and regulations.

     2.2 Bank. The Bank means the Great American Bank located in Johnson County located in De Soto, Kansas, which is a Kansas domestic banking corporation.

     2.3 Bank Capital. Bank Capital means the book value of the Bank determined in accordance with GAAP, as illustrated on Schedule 1.3. The only assets and liabilities of the Bank at Closing and used to compute Bank Capital will be those classes of assets and liabilities set forth on the attached Schedule 1.3. Schedule 2.3 lists the securities that, at Closing, will be pledged for those public funds/deposits which require pledged securities. The Buyer shall have 5 days after the date of this Agreement for due diligence to verify the quality and fair market value of such pledged securities. If the Buyer objects to any such securities, the Seller shall have 5 days after receipt of written notice of Buyer's objection to provide cash or other securities meeting Buyer's approval, which shall not be unreasonably withheld.

     2.4 Bank Holding Company Act (BHC Act). The BHC Act is the Bank Holding Company Act of 1956, as amended from time to time and through the date of Closing.

     2.5 Bank Stock. Bank Stock means 100% of all equity or capital stock of the Great American Bank. Seller warrants there is only one class of said Bank Stock outstanding, which is voting common stock.

     2.6 Closing Date. Closing Date means the date of the Closing as defined in this Agreement.

     2.7 Material Adverse Effect. Material Adverse Effect means any event, change or effect that is materially adverse to the business, assets, liabilities, condition (financial or otherwise), or results of operations of the Bank, taken as a whole, but shall not include (a) the impact of any changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally, (c) changes in general levels of interest rates or conditions or circumstances that affect the banking industry generally, or (d) commencement of a war, armed hostilities or terrorism directly or indirectly involving the United States of America.

     2.8 Property. Property has the meaning defined in the Agreement.

     2.9 Interpretation. If any definition or term in this Agreement is the subject of a disagreement or potential litigation between the parties, resolution of the definitions and interpretations will be resolved by referring to the rules, regulations and guidelines of the FDIC.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

     3.1 Organization and Authority. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas and will, as soon as practicable after the execution of this Agreement, file its application to acquire the Bank under the provisions of the Bank Holding Company Act of 1956, as amended. Buyer has the corporate power to enter into and perform this Agreement, and the execution, delivery and performance of this Agreement and the consummation of all of the transactions contemplated hereby by Buyer have been duly and fully authorized by its Board of Directors.

     3.2 Valid and Binding Agreement; No Violation. This Agreement has been duly and validly executed and delivered by Buyer and constitutes a valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms, except as limited by applicable bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally. Neither Buyer’s execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby violates, constitutes a breach of or default under, or conflicts with the Articles of Incorporation or Bylaws of Buyer or any agreement, law, regulation, order, judgment or other restriction of any kind or character to which Buyer is a party or by which it or any of its properties is bound.

     3.3 Governmental Regulation. Buyer has obtained all approvals and holds all licenses, certificates, permits, franchises and rights from all appropriate federal, state or other public authorities necessary for the lawful conduct of its business and ownership of its properties. Buyer has complied in all material respects with all federal, state and local laws, statutes, regulations, ordinances and rules applicable to it, to the conduct of its business or to the ownership of its properties. Buyer is not aware of any reason why the approvals required for its purchase of the Bank Stock will not be received in a timely manner and without the imposition of a condition, restriction or requirement that is unacceptable to Buyer or Seller.

     3.4 Brokers. There is no broker, finder or other person or entity that would have any valid claim against Buyer for a commission or brokerage fee arising out of or in connection with any of the transactions contemplated by this Agreement. Seller is responsible for any brokerage commissions or fees owed to The Capital Corporation LLC, or any of its affiliates or related parties.

     3.5 Securities Law Matters. The Buyer (a) is, and at the Closing will be, an “accredited investor” as defined in Regulation D promulgated by the Securities Exchange Commission under the Securities Act of 1933, as amended, (b) is acquiring the Bank Stock for investment, and not with a view to selling or otherwise distributing such securities and (c) through its officers and directors who are negotiating this Agreement, has knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the purchase of the Bank Stock.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

     Seller hereby represents and warrants to Buyer to the best of Seller’s knowledge, as follows:

     4.1 Organization and Good Standing

     (a) Seller is a duly organized, validly existing and in good standing under the laws of the State of Delaware with the corporate power and authority to own its properties and conduct its business as it has and is now being conducted and is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.

     (b) Bank is a state banking corporation duly organized, validly existing and in good standing under the laws of the State of Kansas with the corporate power and authority to carry on its business as it has been and is now being conducted. Bank is duly authorized to do business in each jurisdiction in which it owns or leases real property or in which the conduct of its business requires such qualification. Bank does not own or control any of the capital stock of any other corporation.

     4.2 Valid and Binding Agreement; Non-Contravention. This Agreement constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as limited by applicable bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally, and by general principles of equity, including the exercise of judicial discretion in connection therewith. Neither the execution and delivery of this Agreement nor the consummation by Seller of the transactions contemplated hereby violates or constitutes a breach of or default under any agreement, law, regulation, order, judgment or other restriction of any kind or character to which the Seller is a party or by which such Seller or any of such Seller’s properties is bound (assuming the parties obtain all necessary regulatory approvals from banking regulators).

     4.3 Capitalization; Ownership.

     (a) The Bank Stock is owned of record by Seller, free and clear of all liens, claims, charges, security interests and encumbrances. There are no outstanding warrants, options, subscriptions, contracts, rights or other arrangements or commitments obligating the Bank to issue or sell any additional shares of the Bank or Bank capital stock, nor are there outstanding any securities, debt, obligations or rights which are convertible into or exchangeable for shares of capital stock of the Bank.

     (b) The authorized capital stock of Bank consists of 2,000 shares, $100 par value, of common stock, all of which are outstanding, have been duly and validly authorized and issued, are fully paid and non-assessable and will, on the Closing Date be free and clear of all liens, claims, charges, security interests and encumbrances.

     4.4 Government Regulation; Environmental. The Bank holds or has obtained all material licenses, certificates, permits, franchises and rights from all appropriate federal, state or other public authorities necessary for the lawful conduct of its business and the ownership of its properties, all of which are in full force and effect and none of which are threatened to be suspended or canceled. The Bank has, to the best of its actual knowledge, complied in all material respects with all federal, state and local laws, statutes, regulations, ordinances and rules applicable to the conduct of its business or the ownership of its respective properties, including, without limitation, all applicable environmental laws, rules and regulations. Prior to Closing, the Bank will make available to Buyer the Phase I environmental assessment Seller received in connection with its acquisition of the Bank in 2007. The Buyer may hire a firm to perform a Phase One environmental investigation to be completed on or before 45 days after the date of this Agreement. If the Phase One investigation indicates hazardous clean up or other environmental conditions constituting a Material Adverse Effect, Buyer may terminate this Agreement within 15 days after receipt of such Phase One.

     4.5 Litigation. There are no actions, suits, claims, demands or other proceedings or investigations, either judicial or administrative, pending or, to the best of Seller’s knowledge, threatened against Seller or Bank or affecting their respective properties, assets, rights or businesses, or the right to carry on or conduct their respective businesses, which, if adversely determined, would materially and adversely affect the business, operations, properties or financial condition of the Bank, nor are there any grounds known to Seller to support same. No judgment, order, decree or award has been entered against Seller or Bank that remains unsatisfied. There are no actions, suits, claims, demands or other proceedings or investigations, either judicial or administrative, pending or, to the best of Seller’s knowledge, threatened against Seller or the Bank, which would or could delay, impede or prevent the consummation of the transactions contemplated by this Agreement.

     4.6 Title to Assets. Except for securities subject to customer repurchase agreements entered into by Bank in the ordinary course of business or pledged by Bank to secure public funds’ deposits and the Lease, the Bank has good and marketable title to and possession of all of its respective real and personal properties and assets, in each case free and clear of any liens, restrictions, encumbrances, claims, rights, title and interests of others, except as reflected on its respective financial statements and except for the lien of current taxes, covenants and restrictions of record, and other minor imperfections of title not affecting marketability, which liens, covenants, restrictions and imperfections do not materially affect the value of such property or assets and do not interfere with the use made and proposed to be made of such property or assets by the Bank. All evidences of indebtedness payable to or owned by the Bank are genuine and bona fide indebtedness, were executed or obtained for fair and valid consideration and are valid and enforceable in accordance with their terms except as enforcement thereof may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally, and by general principles of equity, including the exercise of judicial discretion in connection therewith.

     4.7 Undisclosed Liabilities. Except as otherwise expressly disclosed to Buyer in writing prior to the date of this Agreement, the Bank has no debt, liability or obligation (whether accrued, contingent, absolute or otherwise) of the nature customarily reflected in a bank balance sheet or the notes thereto that is not reflected or reserved against in the Bank’s financial statements.

     4.8 Taxes. The Bank has filed, with the appropriate governmental agencies, all federal, state and local tax or information returns and tax reports (including those for estimated taxes) due in respect of its business or properties in a timely fashion, have accurately calculated and fully reflected all tax liabilities and other amounts properly payable on or with respect to such returns and reports, and have paid in full all taxes and amounts shown to be due or payable on such returns and reports. No extension of a statute of limitations with respect to any tax liability of the Bank is in effect, and there are no pending audits or investigations involving any tax liability of the Bank. Seller has no knowledge of any unassessed tax deficiency or liability of the Bank or of any grounds therefor, nor is any now proposed or, to the best of Seller’s knowledge, threatened against the Bank.

     4.9 Material Contracts. Except as set forth in Exhibit 4.9, the Bank is not a party to or bound by any:

     (a) written or oral employment contracts that extend for a period in excess of one year, are other than in the ordinary course of business, or exceed annual compensation of $50,000;

     (b) bonus, deferred compensation, savings, profit sharing, severance pay, pension or retirement plan or arrangement;

     (c) lease or license with respect to any property, real, personal, or intangible, whether as landlord or tenant, or as licensor or licensee, involving a liability or obligation of Bank as obligor in excess of $25,000 on an annual basis;

     (d) agreement, contract or indenture relating to the borrowing of money by the Bank (excluding deposit obligations, obligations under certificates of deposit, repurchase agreements, letters of credit, items in the process of collection, commitments to loan or discount, endorsements made for collection and guarantees made in the ordinary course of business);

     (e) agreement with any former officer, director, stockholder or employee of the Bank, other than employment contracts required to be disclosed as set forth above.

     (f) other contract, agreement or other commitment which is material to the business, operations, property, prospects or assets of or to the condition, financial or otherwise, of the Bank or which involves a payment by the Bank of more than $25,000 in one year.

     4.10 Conduct. Except as disclosed on Exhibit 4.10 as provided and updated through Closing, and from November 30, 2007 until the date hereof:

     (a) There has been no Material Adverse Effect;

     (b) The business affairs of the Bank have been conducted and carried on only in the ordinary and regular course of business, it has maintained its books and records in a manner that, subject only to normal year-end audit adjustments, fully and fairly reflects the income, expenses, assets and liabilities, absolute and contingent, and it has not incurred or become subject to any liabilities or obligations other than those incurred in the ordinary and regular course of business;

     (c) Dividends and distributions to Bank shareholders shall be made, if any, in accordance with Section 1.8.

     (d) The Bank has not entered into any employment contract with any director, officer or salaried employee, paid any or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of its officers, employees or directors, or increased the rate of compensation, if any, or instituted or made any material increase in any officer’s, employee’s or director’s welfare, retirement or similar plan or arrangement, other than merit increases made in accordance with past practices.

     4.11 Income Taxes. All income taxes payable will be accrued at the proper amount at Closing, and such tax liability will be reflected on the balance sheet used to determine the Bank Capital at Closing. The Seller represents and warrants that all tax returns filed prior to Closing have been properly prepared, all taxes due have been paid (or reserved) and if any taxing authority should audit the returns for such periods prior to the Closing, including the short period return, showing a balance due, that the Seller will indemnify and hold harmless the Buyer for any such tax deficiencies assessed against the Bank.

     4.12 Employee Benefit Plans. All employee benefit plans of the Bank, if any, (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (ERISA), including an ESOP plan, have been operated and maintained in all material respects in compliance with ERISA, the Internal Revenue Code of 1986, as amended, and all other applicable laws and regulations including, but not limited to, the health care continuation provisions of the Consolidated Omnibus Reconciliation Act of 1985, as amended (COBRA). No employee benefit plan of the Bank or related trust, has any liability of any nature, accrued or contingent, including without limitation, liabilities for federal, state, local or foreign taxes, other than for routine payments to be made in due course to participants and beneficiaries. The Bank does not currently contribute to, and in the past neither has not contributed to, any multi-employer pension plan as defined in Section 3(37) of ERISA. The Bank does not have any obligation to provide any life or medical insurance benefits to former or retired employees, other than such benefits as Bank is obligated to provide under COBRA

     4.13 Information Supplied. None of the information respecting the Bank supplied or to be supplied by Seller contains any untrue statement of a material fact or, taken together, omits to state any material fact required or necessary to be stated in order to make such information in its entirety not misleading.

     4.14 Defaults. The Bank is not in material breach of or default under any agreement or commitment to which it is a party, or under any loan agreement, note, security agreement, guarantee or other document entered into by it pursuant to or in connection with an extension of credit; and there has not occurred any event known to Seller which, after the giving of notice, the lapse of time or otherwise, would constitute such a default under, or result in a breach of, any such agreement, commitment or extension of credit.

     4.15 Brokers. There is no broker, finder or other person or entity that would have any valid claim against Buyer for a commission or brokerage fee arising out of or in connection with any of the transactions contemplated by this Agreement other than to The Capital Corporation LLC. Seller and not Buyer is obligated to pay any commissions to The Capital Corporation LLC or any of its affiliates.

ARTICLE V

COVENANTS OF SELLER

     5.1 Conduct of Business until Closing Date. Between the date hereof through and including the Closing Date, unless otherwise expressly set forth in this Agreement or unless the prior written consent of Buyer is obtained, Seller covenants that the Bank:

     (a) will carry on its businesses diligently and substantially in the same manner as heretofore conducted and will not enter into any transaction other than in the ordinary and regular course of business, other than the acquisition of the assets of the Bank’s Claycomo branch and certain other Bank assets by Enterprise Bank & Trust;

     (b) the amount of the dividends paid or other distributions to Bank stockholders shall be reflected in the Closing balance sheet and the Bank Capital amount in calculating the purchase price;

     (c) will not amend the Articles of Incorporation or Bylaws of the Bank or make any change in the authorized, issued or outstanding capital stock of the Bank;

     (d) will not acquire or purchase any assets of or make any investment in any financial institution other than the purchase of loans or participations therein in the ordinary and regular course of business;

     (e) will not make any new loans at the DeSoto branch of the Bank in a principal amount in excess of $100,000; and

     (f) will keep in full force and effect all the Bank insurance policies and blanket bond policies presently in effect. The Buyer, as subsequent owner of the Bank Stock, will be entitled to all prepaid accounts and premium refunds related thereto including but not limited to prepaid insurance assets and any return of premiums related thereto.

     5.2 Regulatory Approvals. Seller will provide Buyer with copies of any application or filing related to the sale of assets of the Claycomo branch or the Bank contemplated by this Agreement and correspondence pertaining thereto contemporaneously with the filing or receipt of same. Seller will provide Buyer, as soon as is reasonable, copies of correspondence between Seller and the pertinent regulatory agencies relating to such applications, to include, for example, correspondence relating to a regulatory agency's request for additional information, acknowledgement of acceptance of any regulatory application, notice of non-acceptance of any regulatory application, approval of any regulatory application, earliest date for consummation provided by any regulatory agency and any proof of publication from any newspaper publishing the public notices contemplated by this Agreement.

ARTICLE VI

COVENANTS OF BUYER

     6.1 Regulatory Approvals. Subject to the terms and conditions of this Agreement, Buyer agrees to use its best efforts to obtain as expeditiously as practicable all approvals, regulatory or otherwise, necessary to consummate the transactions contemplated herein. Buyer shall provide Seller a reasonable opportunity to review such applications prior to filing and shall keep Seller reasonably informed on the progress of the applications and approval process. Seller shall use best efforts to review such applications expeditiously and shall have not more than three (3) business days to review such applications. Seller will provide the Buyer with copies of any application or filing related to this Agreement or the transactions contemplated by this Agreement and correspondence pertaining thereto contemporaneously with the filing or receipt of same. Buyer will provide the Seller, as soon as is reasonable, copies of correspondence between Buyer and the pertinent regulatory agencies relating to such applications, to include, for example, correspondence relating to a regulatory agency's request for additional information, acknowledgement of acceptance of any regulatory application, notice of non-acceptance of any regulatory application, approval of any regulatory application, earliest date for consummation provided by any regulatory agency and any proof of publication from any newspaper publishing the public notices contemplated by this Agreement.

     6.2 Confidentiality. Until the Closing Date, except to the extent disclosure is made by Seller under applicable federal securities laws, Buyer will maintain in confidence, and will cause its directors, officers, employees, agents, and advisors to maintain in confidence, and not use to the detriment of Seller or the Bank any written, oral, or other information obtained in confidence from Seller or the Bank, or (except to the extent required in regulatory filings) the existence or terms of this Agreement or the transactions contemplated by this Agreement. If the Closing does not occur, Buyer will return to Seller such written information as the Seller may reasonably request and will maintain the confidentiality of such information for a period of five (5) years after the date hereof.

     6.3 Information. Buyer shall provide Seller such information and answer such inquiries as Seller may reasonably request or make concerning the subject matter herein.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

     The obligations of Buyer to consummate the transactions hereunder shall be subject to the satisfaction on or before the Closing Date of all of the following conditions, except such conditions as Buyer may waive in writing:

     7.1 Representations, Warranties and Covenants. All representations and warranties of Seller contained in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as if made or given at such time, and Seller shall have performed all agreements and covenants required by this Agreement to be performed by it on or prior to the Closing Date.

     7.2 Adverse Changes. From the date hereof to the Closing Date, there shall have been no Material Adverse Effect, nor shall any of the properties or assets essential to the ordinary and regular conduct of its business have been destroyed by fire, peril or other conditions which would result in a Material Adverse Effect.

     7.3 Regulatory Authority Approvals and Stock Issue. Orders, consents and approvals in form and substance reasonably satisfactory to Buyer shall have been entered by or obtained from the appropriate regulatory authorities authorizing consummation of the transactions contemplated hereby pursuant to the provisions of the Bank Holding Company Act of 1956, as amended, Federal and State Securities’ laws, bank regulatory agencies, and all other regulatory agencies for which approval of these transactions are required.

     7.4 Litigation. There shall not be pending or threatened any litigation in any court or any administrative action or proceeding by or before any governmental commission, board or agency which if determined adversely to Seller or the Bank would result in a Material Adverse Effect.

     7.5 Resignations. Buyer shall have been tendered the resignations, dated the Closing Date, of such directors and executive officers of the Bank as Buyer shall have designated to Seller in writing not less than thirty (30) business days prior to the Closing Date.

     7.6 Great American Bank Intellectual Properties. The Seller, without representing or warranting any claim to any intellectual properties, tradenames, trademarks, copyrights or similar intellectual property related to the GAB, will quit claim whatever rights Seller has in the Great American Bank name, logos, tradenames and trademarks.

     7.7 FifthThird Agreement.. The Seller will pay all termination fees under that certain Master Data Processing Agreement, dated as of May 25, 2005, as amended, between CSB Bank and Fifth Third Processing Solutions, a division of Fifth Third Bank, triggered by the sale of the assets related to the Claycomo branch of the Bank and certain other Bank assets to Enterprise Bank & Trust.

     7.8 FHLB Loans.. Seller will pay or satisfy all obligations regarding any Federal Home Loan Bank (FHLB) advances or loans, or transfer such loans or advances, such that they will not be included as assets or liabilities of the Bank at Closing (as reflected on Schedule 1.3).

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

     The obligations of Seller to consummate the transactions contemplated hereunder shall be subject to satisfaction on or before the Closing Date of all of the following conditions, except such conditions as Seller may waive in writing:

     8.1 Representations, Warranties and Covenants. All representations and warranties of Buyer contained in this Agreement shall be true in all material respects on and as of the Closing Date, as if made or given at such time, and Buyer shall have performed all agreements and covenants required by this Agreement to be performed by it on or prior to the Closing Date.

     8.2 Regulatory Authority Approvals. Orders, consents and approvals in form and substance reasonably satisfactory to Seller shall have been entered by or obtained from the appropriate regulatory authorities authorizing consummation of the transactions contemplated by this Agreement pursuant to the provisions of the Bank Holding Company Act of 1956, as amended, and other regulatory approvals, including any approvals required in connection with the sale of the assets related to the Claycomo branch of the Bank and certain other Bank assets.

     8.3 Litigation. There shall not be pending or threatened any litigation against Buyer in any court which Seller believes could reasonably result in restraining, enjoining or prohibiting the consummation of this Agreement.

     8.4 Severance Payments. Buyer shall have reimbursed Seller for the amount of any severance costs (pursuant to any of the contracts listed on Exhibit 4.10) paid or accrued by the Bank or the Seller in connection with the resignations contemplated by Section 7.5 or any other termination of Bank employees by or at the request of Buyer. Exhibit 4.10 lists the only agreement binding the Bank to make severance payments.

ARTICLE IX

REMEDIES; POST CLOSING INDEMNIFICATION

     9.1 Remedies. The parties shall have, as their sole and exclusive remedies relating to this Agreement or the transactions contemplated by this Agreement, the following:

     (a) For claims made before Closing, the parties shall have any remedy available at law or in equity provided, however, in no event shall any party be entitled to any indirect, special, incidental or consequential damages or loss, including without limitation, loss of profits, income or business opportunities by the other party or any party claiming through such other party.

     (b) For claims asserted after Closing under this Agreement, except for claims based upon fraud or intentional misrepresentation, the parties shall have the indemnification remedies provided in this Article IX.

     (c) For claims made at any time based upon fraud or intentional misrepresentation, the parties shall have any remedy available at law or in equity.

     9.2 Seller Indemnification. Seller shall indemnify Buyer and its stockholders, controlling persons, and affiliates (Indemnified Persons) for, and will pay to the Indemnified Persons the amount of, any loss, liability, claim, damage (including incidental and consequential damages), expense (including costs of investigation and defense and reasonable attorneys’ fees) involving a third-party claim (Damages), arising, directly or indirectly, from or in connection with:

     (a) any breach of any representation or warranty made by the Seller in this Agreement, at the time such representation or warranty was made, except for any such breach waived by the Buyer; and

     (b) any breach by Seller of any covenant in this Agreement (other than covenants to be performed prior to the Closing).

     9.3 Buyer Indemnification. Buyer shall indemnify Seller and its employees, officers, directors, stockholders, controlling persons, and affiliates (Indemnified Persons) for, and will pay to the Indemnified Persons the amount of, any loss, liability, claim, damage (including incidental and consequential damages), expense (including costs of investigation and defense and reasonable attorneys’ fees) involving a third-party claim (Damages), arising, directly or indirectly, from or in connection with:

     (a) the conduct of the business of the Bank after the Closing;

     (b) any breach of any representation or warranty made by the buyer in this Agreement, at the time such representation or warranty was made, except for any such breach waived by the Seller; and

     (c) any breach by Buyer of any covenant in this Agreement (other than covenants to be performed prior to the Closing).

     9.4 Limitations. Neither party will have liability (for indemnification or otherwise) to the other until the total of all Damages with respect to such matters exceeds $65,000, and then only for the amount by which such Damages exceed $65,000 (up to the amount of the purchase price in the case of the Seller’s indemnification) unless such Damages arise from or in connection with fraud or intentional misrepresentation. If the Closing occurs, neither party will have liability for indemnification unless on or before the first anniversary of the Closing Date, such party notifies the other party of a claim specifying the factual basis of that claim in reasonable detail to the extent then known to such party.

     9.5 Third-Party Claims. In the event of a third-party claim, the indemnifying party will have the right to participate in the defense of such third-party claim and, (unless the indemnifying party fails to provide reasonable assurance to the Indemnified Person of the financial capacity to defend such third-party claim and provide indemnification with respect to such third-party claim), to assume the defense of such third-party claim with counsel satisfactory to the Indemnified Person. No compromise or settlement of such third-party claims may be effected without the Indemnified Person’s prior written consent unless (A) there is no finding or admission of any violation of any law or legal requirement or any violation of the rights of any person, (B) the sole relief provided is monetary damages that are paid in full by the indemnifying party. With respect to any third-party claim subject to indemnification under this Article IX: (i) both the Indemnified Person and the indemnifying party, as the case may be, shall keep the other party fully informed of the status of such third-party claim and any related proceedings at all stages thereof where such person is not represented by his or her own counsel, and (ii) the parties agree (each at its own expense) to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the property and adequate defense of any third-party claim.

ARTICLE X

TERMINATION OF AGREEMENT

     10.1 Basis for Termination. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing:

     (a) by mutual consent in writing of the parties hereto;

     (b) by Buyer upon written notice to Seller if:

          (i) any regulatory approval of the transactions contemplated under the terms of this Agreement shall be denied, or

          (ii) average total deposits of the Bank for the 90-day period ending on the day before Closing are less than $28,500,000, or

          (iii) the Bank’s total deposits at Closing are less than $27,000,000, or

          (iv) Seller has not caused the encumbrances on the Property covered in Buyer’s objection notice under Section 1.7 to be removed by Closing, or

          (v) Seller has not provided cash or other securities meeting Buyer's approval in accordance with Section 2.3;

     (c) by Seller if the regulatory applications have not been filed by Buyer prior to March 31, 2008 or if Seller has not received the regulatory approvals required for its purchase of assets from the Bank (including the DeSoto, KS branch assets) by July 31, 2008 (or September 30, 2008 if the second sentence of Section 1.5(b) applies);

     (d) by Buyer or Seller, if the opposite party is in material breach of this Agreement and has not cured such breach within the earlier of 30 days after the other party shall have given written notice of such breach, or the Closing Date; or

     (e) by Seller, if the Closing has not occurred by July 31, 2008 (or September 30, 2008 if the second sentence of Section 1.5(b) applies).

     10.2 Extension; Waiver. At any time prior to the Closing, Buyer and Seller may mutually agree, to the extent legally allowed, to (I) extend the time for the performance of any of the obligations or other acts of other parties, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver, however, shall be valid only if set forth in a written instrument signed by both Buyer and Seller.

ARTICLE XI

MISCELLANEOUS

     11.1 Parties in Interest. Except as otherwise expressly provided herein, all of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the respective heirs, beneficiaries, personal and legal representatives, successors and permitted assigns of the parties.

     11.2 Entire Agreement, Amendments. This Agreement contains the entire understanding of the parties with respect to the subject matter and supersedes all prior and contemporaneous agreements and understandings, whether written or oral, between the parties with respect thereto. This Agreement may be amended, modified, or revoked only by a written instrument duly executed by the parties or their respective successors or permitted assigns. Any condition to a party’s obligation hereunder may only be waived by such party in writing. This Agreement may be executed in any number of originals or counterparts, or facsimiles, or by electronic signatures, each of which shall be deemed an original, but all of which together shall constitute only one agreement, which agreement shall be legally binding and enforceable notwithstanding that no one counterpart is executed by all parties.

     11.3 Notices. All notices, requests, demands or other communications hereunder shall be in writing and shall be deemed to have been duly given when personally delivered; or five business days after the day delivered to the United States mail, authorities using certified, return receipt requested, postage prepaid, in each case addressed to the parties at the following addresses or at such other address as shall be specified by notice given in like manner by any party to the other:

If to Seller:	Enterprise Financial Services Corp
c/o Peter Benoist
150 North Meramec, Suite 300
St. Louis, Missouri 63105

with a copy to:	Mary Anne O’Connell
Husch & Eppenberger, LLC
190 Carondelet Plaza, Suite 600
St. Louis, Missouri 63105

If to Buyer:	Douglas Compton, President
First Management, Inc.
P.O. Box 1797
Lawrence, Kansas 66044

with a copy to:	Joseph Y. Holman
Holman Hansen & Colville, P.C.
10740 Nall Avenue, Suite 200
Overland Park, KS 66211
Fax: (913) 383-9596

     11.4 Law Governing. This Agreement shall be governed by and construed and enforced for all purposes in accordance with the laws of the State of Kansas.

     11.5 Further Acts. Buyer and Seller agree to execute and deliver on or before the Closing such other documents, certificates, agreements or other writings and take such other actions as may be reasonably necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

     11.6 Assignment. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party, except that Seller may assign such rights and obligations to a successor of substantially all of its business, without the consent of Buyer.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

BUYER
First Financial Bancshares, Inc.

/s/ Douglas Compton
Douglas Compton, President

ATTEST:

/s/ Leslie J. Dreiling

SELLER
Enterprise Financial Services Corp

/s/ Peter F. Benoist
Peter F. Benoist, Chairman

ATTEST:

/s/ Frank H. Sanfilippo